Sub-Item 77C: Submission of Matters to a Vote of Security Holders

The Annual Meeting (the "Meeting") of the Registrant was held on
March 30, 2017 to consider and act upon the following proposal below.

At the Meeting, Linda A. Lang and James A. McNamara were elected
Class II Trustees; and Caroline Dorsa was elected Class III Trustee to the Registrant's Board of Trustees. The Registrant's shareholders voted as follows:

Election of
Trustees
For
Against/Withhold
Abstain
Broker
Non-
Votes
Linda A. Lang
(Class II)
30,825,498
319,479
0.00
0.00
James A.
McNamara
(Class II)
30,836,106
308,871
0.00
0.00
Caroline Dorsa
(Class III)
30,827,863
317,114
0.00
0.00

In addition to the individuals named above, Michael Latham and Lawrence W. Stranghoener continued to serve on the Registrant's Board of Trustees.